UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-41480

Starbox Group Holdings Ltd.

VO2-03-07, Velocity Office 2, Lingkaran SV, Sunway Velocity, 55100

Kuala Lumpur, Malaysia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On November 14, 2024, Starbox Group Holdings Ltd., a Cayman Islands company (the “Company”), received a letter (the “Notification Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) informing the Company that it had regained compliance with the minimum closing bid price required for continued listing on The Nasdaq Capital Market set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”).

The Notification Letter confirmed that, for 10 consecutive business days starting from October 31, 2024, the closing bid price of the Company’s Class A ordinary shares, par value $0.018 per share, had been at $1.00 or greater and that, accordingly, the matter concerning the Company’s failure to comply with the Minimum Bid Price Requirement was closed.

This Form 6-K is hereby incorporated by reference into the registration statements on Form F-3 of the Company (File No. 333-274484), as amended, the registration statement on Form F-3 of the Company (File No. 333-278571), the registration statement on Form F-3 of the Company (File No. 333-280850), and the registration statement on Form F-3 of the Company (File No. 333-281748), as amended, and into the base prospectus and the prospectus supplement outstanding under each of the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Starbox Group Holdings Ltd.

Date: November 15, 2024	By:	/s/ Lee Choon Wooi
	Name:	Lee Choon Wooi
	Title:	Chief Executive Officer